Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

August 16, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 16, 2018, The Nasdaq Stock Market (the "Exchange") received from Safe-T Group Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

American Depositary Shares, each representing forty (40) Ordinary Shares, no par value per share

Ordinary Shares, no par value per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.